

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 30, 2022

Kia Jing Tan
Chief Financial Officer
Ambow Education Holding Ltd.
12th Floor, Tower 1, Financial Street,
Chang'an Center,
Shijingshan District, Beijing 100043
People's Republic of China

Re: Ambow Education Holding Ltd.
Amendment No. 2 to Registration Statement on Form F-3
Filed August 12, 2022
File No. 333-264878

Dear Mr. Tan:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 11, 2022 letter.

Amendment No. 2 to Registration Statement on Form F-3 filed August 12, 2022

Cover page

1. We note your response to comment 2 and reissue in part. Your disclosure states that none of your PRC WFOEs and other subsidiaries have made any dividends or other distributions to you, however, the comment is intended to address whether any transfers, dividends, or distributions have been made to date between the holding company, its subsidiaries, and consolidated VIEs, or to investors. As one example only, state whether or not the consolidated VIEs have made any payments to the PRC WFOEs. Please clarify and quantify the amounts where applicable, and make consistent revisions throughout

your prospectus. Please also amend the Risk Factors section to state that, *to the extent cash in the business is in the PRC/Hong Kong or a PRC/Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC/Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you, your subsidiaries, or the consolidated VIEs by the PRC government to transfer cash.*

2. When discussing the Holding Foreign Companies Accountable Act, please update your disclosure throughout your prospectus to discuss the fact that on August 26, 2022, the Public Company Accounting Oversight Board (PCAOB) signed a Statement of Protocol with the China Securities Regulatory Commission and the Ministry of Finance of the People's Republic of China, taking the first step toward opening access for the PCAOB to inspect and investigate registered public accounting firms headquartered in mainland China and Hong Kong.

Prospectus Summary
Permissions Required from the PRC Authorities for Our Operations and Listing, page 5

3. We note your response to comment 5 and reissue in part. We note that your revised disclosure under this section continues to address permissions and approvals related to "the consolidated VIEs and their subsidiaries" and the VIE arrangements but does not clearly address permissions or approvals that *you and all of your subsidiaries* are required to obtain. In this regard, we note the reference to the risk factor on page 17, stating that *"[t]o date, we, the consolidated VIEs and their subsidiaries have not received any disapprovals or denials from any PRC regulatory authorities regarding the VIE arrangements between your WFOEs and the VIEs"* and that *"[i]f we, the consolidated VIEs and their subsidiaries inadvertently conclude that any permissions or approvals are not required, we, the consolidated VIEs and their subsidiaries may need to adjust the business operations, which may materially and adversely affect the business and results of operation."* We also note disclosure on page 22 that you and the consolidated VIEs are currently not required to obtain approval from Chinese authorities for listing on U.S exchanges, nor the execution of a series of VIE Agreements. Please revise your prospectus summary, as you do in the risk factor sections, to address those permissions and approvals that are applicable to *you and all of your subsidiaries*.

4. Where you discuss the CSRC and CAC permissions and approvals, revise your disclosure to explain whether you believe that you are required to obtain permission from these regulatory bodies in order to continue to offer your securities or operate your business. Currently your disclosure seems to suggest that you believe you are not required to seek any such permissions or approvals because you have not "received any filing or compliance requirements from the CSRC" nor have you "received any notice from any authorities identifying [you and your subsidiaries] as a critical information infrastructure operators."   Make consistent revisions in each place where you discuss these permissions and approvals.

Summary of Risks, page 12

5.   We note your response to comment 4. Please revise your cross-references to provide risk factor headings and page numbers to each reference of the more robust risk factor discussion that appears in this prospectus and your annual report.

     Please contact Jennie Beysolow at 202-551-8108 or Mara Ransom at 202-551-3264 with any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services

cc: Tahra Wright, Esq.